Exhibit 12.1
Statement Setting Forth Computation Showing the Ratio
of Earnings to Combined Fixed Charges and Preferred Dividends

	Nine Months Ended		Year Ended
	2008	2007	2007	2006	2005	2004	2003
Earnings
Income from Continuing Operations	$21,370	$26,176	$32,751	$24,544	$22,968	$21,408	$18,225
Add:lnterest	5,162	5,910	7,773	8,287	8,502	8,113	8,094

TOTAL EARNINGS	$26,532	$32,086	$40,524	$32,831	$31,470	$29,521	$26,319

Fixed Charges
Interest Expense	$5,162	$5,910	$7,773	$8,287	$8,502	$8,113	$8,094
Preferred Stock Dividends	8,445	7,007	9,342	9,342	7,009	4,749	2,794

TOTAL FIXED CHARGES	$13,607	$12,917	$17,115	$17,629	$15,511	$12,862	$10,888

Ratio of Earnings to Fixed Charges	5.14	5.43	5.21	3.96	3.70	3.64	3.25
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.95	2.48	2.37	1.86	2.03	2.30	2.42